Exhibit 99.2

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017
_______________________________________

(614) 766-1426        (614) 766-1459 FAX

November 23, 2009

Mr. Richard A. Foss
President & Chief Executive Officer
Jacksonville Savings Bank
1211 Morton Avenue
Jacksonville, Illinois 62651-0880

Re:  Business Plan Proposal

Dear Mr. Foss:

This letter represents our proposal to prepare a complete three-year Business Plan (“Plan”) for Jacksonville Savings Bank (“Jacksonville Savings” or the “Bank”) to fulfill all regulatory requirements relating to the Bank’s second stage conversion and stock offering.  The Plan will focus on Jacksonville Savings’ new three-year pro formas, the stock offering impact on Jacksonville Savings and the planned use of proceeds.

Keller & Company (“Keller”) is experienced in preparing business plans for filing with and approval by all regulatory agencies.  Keller prepared thirty-two in 2007, thirty-three in 2008 and twenty-nine year-to-date 2009, and all were approved.  Jacksonville Savings’  Plan will be based on the format provided in the attached Exhibit A.  Keller will prepare the three-year pro formas and each discussion section in accordance with regulatory requirements and based on the Bank’s input.  Keller’s objective is to ensure that the Bank’s Plan is in compliance with all applicable requirements, and that management and directorate are knowledgeable of and comfortable with the assumptions, commitments and projections contained in the Plan, making the Plan useful for the future.  Keller has filed numerous Plans with the OTS and the FDIC and is familiar with their pre-filing requirements.

Exhibit B provides a sample set of pro formas.  Jacksonville Savings’ pro formas will incorporate the most current interest rate projections available.  Keller’s procedure in preparing the Plan and three-year projections is to request key financial information, including the most recent TFR or Call Report as of December 31, 2009, investment portfolio mix, recent lending activity, interest rate risk exposure report, savings activity, costs and yields and other data from Jacksonville Savings.  Based on a review of this information, we will then schedule a time to discuss with management the Bank’s plans and expectations for 2010, 2011 and 2012, focusing on such items as use of proceeds, deposit growth expectations, loan origination projections, new products and services, increases in general valuation allowance, charge-offs, capital expenditures, increases in fixed assets, investment strategy, expansion plans, overhead expenses, board fees, fee income,  total compensation, etc.  We will then prepare financial projections tying the beginning figures to Jacksonville Savings’ December 31, 2009, balances.  Assets and liabilities will be repriced based on their maturity period, with such items tied to rate indices and their yields and costs adjusting based on interest rate trends.  The projections will be based on Jacksonville Savings’ actual performance in 2009 in conjunction with the input from discussions with management.  We can introduce numerous scenarios for internal use as part of the preparation of the Plan to show the impact of alternative strategies and the impact of proceeds at any other levels rather than the midpoint as required by the regulator.

Mr. Richard A. Foss
November 23, 2009

With each set of pro formas, we will send Jacksonville Savings a discussion summary of the assumptions for easy review and comments (Exhibit C).  After your review of the pro formas, we will make any adjustments that are required.  When the pro formas are complete, we will provide the final pro forma financial statements, as well as pro formas for Jacksonville Bancorp (Exhibit D).

With regard to the text of the Plan, we will complete each section in draft form for your review, and revise each section based on management’s comments and requests.  We will also send a copy to the conversion counsel for their input and comments.  The Plan will be in full compliance with all regulatory requirements.  We will also prepare a quarterly comparison chart each quarter after the second stage conversion for presentation to the board, showing the quarterly variance in actual performance relative to projections and provide comments on the variance, at no charge.

Keller will also prepare a pre-filing Business Plan summary for initial review by regulators.

Our fee for the preparation of the Business Plan text and pro formas is a fee of $30,000, plus out-of-pocket expenses not to exceed $2,000.  The fee includes a retainer fee of $5,000 to be paid at the time of signing this agreement and deducted from the total fee at the time of completion of the Business Plan.

I look forward to possibly working with the Bank and its senior management and would be pleased to discuss our proposal or answer any questions.

Sincerely,

KELLER and COMPANY, INC.

/s/ Michael R. Keller

Michael R. Keller
President

MRK:jmm
enclosure

Accepted this 10th day of December, 2009.

/s/ Richard A. Foss
Richard A. Foss